EXHIBIT 99.1

Compugen Ltd. Reports Second Quarter 2012 Financial Results

Continuing progress reported for monoclonal antibody therapeutic candidates for oncology and Fc-fusion protein candidates for autoimmune diseases

TEL AVIV, ISRAEL –August 7, 2012 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the second quarter ending June 30, 2012.

Anat Cohen-Dayag, Ph.D., President and CEO of Compugen, stated, "Among our notable achievements during this past quarter was the initiation of operations at Compugen Inc., our South San Francisco subsidiary established for the development of monoclonal antibody therapeutic candidates (mAbs) against Compugen's novel pre-clinically validated targets."

Dr. Mary Haak-Frendscho, Chairperson of Compugen Inc., added, "In less than four months we have established our South San Francisco operation in a purpose built facility, recruited an exceptional team with extensive industry experience in therapeutic mAbs, and leveraged our development capabilities by incorporating a fully human mAb display technology. In parallel, we prioritized mAb targets discovered through the use of Compugen’s industry leading predictive platform and initiated mAb programs against several B7/CD28-like immune checkpoint molecules. In biopharma, where novel targets are scarce, it is rare to have an abundance of compelling targets from which to choose. We are enthusiastically prosecuting these programs, beginning with an emphasis on those for treatment of solid tumors, where there is a high unmet medical need."

Dr. Cohen-Dayag continued, "A key reason for the selection of B7/CD28-like molecules as our first focused discovery effort is that these membrane immune checkpoint proteins are of very high pharmaceutical industry interest for addressing unmet medical needs and provide the potential to not only serve as targets for monoclonal antibody therapy in oncology, but also as the basis for the development of Fc-fusion proteins for the treatment of various autoimmune diseases, such as rheumatoid arthritis and multiple sclerosis."

Dr. Cohen-Dayag concluded, "With respect to our Fc-fusion product candidates, in parallel with our ongoing commercialization discussions with potential collaborators and licensees, Compugen is moving forward in its Pipeline Program a number of these fusion proteins which are also based on Compugen-discovered B7/CD28-like molecules.  To date, five out of six Fc-fusion product candidates based on our B7/CD28-like molecules have been shown to be efficacious in relevant autoimmune disease models, representing an extraordinary rate of early stage success in comparison with industry experience.  This is a clear demonstration of Compugen's outstanding predictive discovery capabilities, which also help us focus on the most promising discoveries at a very early stage."

With respect to Compugen’s financial results, no revenues were recorded for the second quarter or six months ending June 30, 2012 and June 30, 2011.

Net loss for the most recent quarter was $626,000 (after reflecting non-cash expense of $527,000 related to stock based compensation and non-cash financial income of $2.6  million related to the accounting for certain research and development funding arrangements as further described below) or $0.02 per share, compared with net loss of $2.2 million (after reflecting non-cash expense of $1.7 million related to stock based compensation and non-cash financial income of $909,000 related to the research and development funding arrangements) or $0.06 per share, for the corresponding quarter of 2011. Included in the non-cash expense of $1.7 million for the second quarter of 2011 was a $1.3 million one-time charge to general and administrative expenses, relating to an extension of the time to exercise certain previously outstanding and vested options.

Net loss for the first six months of 2012 was $4.7 million (after reflecting non-cash expense of $1.1 million related to stock based compensation and non-cash financial income of $1.3 million related to the research and development funding arrangements), or $0.13 per share, compared with net loss of $4.1 million (including a non-cash expense of $2.0 million related to stock based compensation and non-cash financial  income of $733,000 related to the research and development funding arrangements), or $0.12 per share, for the same period in 2011.

Research and development expenses, net, for the second quarter of 2012 were $1.9 million, compared with $1.2 million for the second quarter of 2011, and remained the Company’s largest expense. The growth in research and development expenses, net, reflects establishment and initiation of activities at the South San Francisco operation as well as increasing levels of activity in the Company’s Pipeline Program, and a decrease in governmental and other grants, which are deducted from research and development expenses in calculating research and development expenses, net.

As of June 30, 2012 and 2011, the liability related to the "Research and development funding arrangements" amounted to $4.8 million and $3.3 million, respectively, resulting from the accounting for the Baize research and development funding arrangements signed in December 2011 and December 2010. The liability balances are primarily related to the estimated fair values of the derivative instruments resulting from the right of the investor under both arrangements to waive his right to receive potential future payments in exchange for Compugen ordinary shares.

As of June 30, 2012, cash and cash related accounts totaled $21.9 million, compared with $22.4 million at December 31, 2011. Both the June 30, 2012 and December 31, 2011 balances do not include either the market value of Compugen’s holdings of Evogene shares at the end of each such period, or the $6.0 million to be received during the remainder of 2012 under the payment schedule for the December 2011 Baize research and development funding arrangement, as amended. Subsequent to June 30, 2012, $1.0 million of the $6.0 million was received by Compugen from Baize pursuant to such  revised payment schedule.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its second quarter 2012 results today, August 7, 2012 at 10:00 a.m. EDT. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the US or +972-3-925-5904 internationally. The replay will be available through August 10, 2012.

(Tables to follow)

About Compugen
Compugen is a leading therapeutic product discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology.  Unlike traditional high throughput trial and error experimental based discovery, Compugen utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program to the pre-IND stage. The Company's business model primarily involves collaborations covering the further development and commercialization of product candidates from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen-discovered drug targets. In 2002, Compugen established an affiliate, Evogene Ltd., (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “projects” “anticipates”, “believes”, and “intends”, and describe opinions about future events. Forward-looking statements in this press release include, but are not limited to, the potential for molecules discovered by the Company, including, without limitation, those in the Company’s Pipeline Program such as those based on B7/CD28-like molecules, to provide the basis for either fc-fusion proteins or monoclonal antibodies useful in the treatment of medical conditions, including without limitation, various autoimmune disorders, such as rheumatoid arthritis or multiple sclerosis, or oncology.  These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators, including without limitation, corporate partners or licensees; the impact of competitive products and technological changes; risks relating to the development of new products in general; risks relating to the research, development, regulatory approval, manufacturing or marketing of new therapeutic or diagnostic products; the ability to implement technological improvements and risks related to obtaining necessary resources, including, without limitation capital. These and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
tsipih@netvision.net.ilEmail:
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012 Unaudited	2011 Unaudited	2012 Unaudited	2011 Unaudited

Operating expenses
Research and development expenses, net	1,947	1,169	4,047	2,812
Marketing and business development expenses	156	150	351	298
General and administrative expenses*	855	2,049	1,679	2,692
Total operating expenses *	2,958	3,368	6,077	5,802

Operating loss	(2,958)	(3,368)	(6,077)	(5,802)
Financing income, net **	2,332	1,218	1,332	1,512
Other income	-	-	-	240
Net loss	(626)	(2,150)	(4,745)	(4,050)
Basic and diluted net loss per ordinary share	(0.02)	(0.06)	(0.13)	(0.12)
Weighted average number of ordinary shares outstanding	35,965,615	34,246,190	35,628,390	34,169,391
Unrealized gain (loss) for the period on Investment in Evogene	(20)	(909)	569	(1,349)
Total comprehensive loss	(646)	(3,059)	(4,176)	(5,399)

*	Includes non-cash stock based compensation.
**
Includes non-cash income due to change in fair value of exchange option and embedded derivatives within research and development arrangements of approximately $2,560 and $1,313 for the most recent quarter and for the first six months of 2012, respectively, and $909 and $733 for the comparable periods of 2011.

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2012	December 31, 2011
	Unaudited	Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	21,894	22,371
Restricted cash	91	92
Other accounts receivable and prepaid expenses	650	546
Total current assets	22,635	23,009

Long-term investments
Investment in Evogene	4,662	4,093
Long-term lease deposits	68	17
Severance pay fund	1,527	1,465
Total long-term investments	6,257	5,575

Long-term prepaid expenses	400	-

Property and equipment, net	696	497
Total assets	29,988	29,081

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,542	1,707
Total current liabilities	1,542	1,707

Long-term liabilities
Research and development funding arrangements	4,793	6,150
Accrued severance pay	1,766	1,643
Total long-term liabilities	6,559	7,793

Total shareholders’ equity	21,887	19,581
Total liabilities and shareholders’ equity	29,988	29,081